                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)(1)

                          DEL GLOBAL TECHNOLOGIES CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   245073 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box.  / /

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------------                   -------------------------------
CUSIP No. 245073 10 1                  13D             Page 2 of 7 Pages
------------------------------                   -------------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 902,916
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               902,916
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         902,916
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.7%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   -------------------------------
CUSIP No. 245073 10 1                  13D             Page 3 of 7 Pages
------------------------------                   -------------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 902,916
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               902,916
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         902,916
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.7%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   -------------------------------
CUSIP No. 245073 10 1                  13D             Page 4 of 7 Pages
------------------------------                   -------------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 28,646
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               28,646
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         28,646
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         Less than 1%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   -------------------------------
CUSIP No. 245073 10 1                  13D             Page 5 of 7 Pages
------------------------------                   -------------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     The first paragraph of Item 3 is hereby amended and restated as follows:

            The aggregate  purchase  price of the 902,916  Shares owned by Steel
Partners II is  $2,908,696.  The Shares owned by Steel Partners II were acquired with partnership funds.

     Item 5(a)-(b) is hereby amended and restated as follows:

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  10,347,515  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  Annual Report on Form
10-K for the fiscal year ended August 3, 2002.

            As of the close of business on November 22, 2002,  Steel Partners II beneficially owned 902,916 Shares, constituting approximately 8.7% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 902,916 Shares,  constituting approximately 8.7% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 902,916 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

            As of the close of  business  on  November  22,  2002,  WebFinancial beneficially  owned  28,646  Shares,  constituting  less  than 1% of the  Shares outstanding.

     Item 5(c) is hereby amended to add the following:

            Schedule B annexed  hereto  lists all  transactions  in the Issuer's
Shares since the filing of Amendment  No. 1 to the Schedule 13D by the Reporting
Persons. All of such transactions were effected in the open market.

------------------------------                   -------------------------------
CUSIP No. 245073 10 1                  13D             Page 6 of 7 Pages
------------------------------                   -------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002           STEEL PARTNERS II, L.P.

                                   By:  Steel Partners, L.L.C.
                                        General Partner

                                   By: /s/   Warren G. Lichtenstein
                                      --------------------------------
                                      Name:  Warren G. Lichtenstein,
                                      Title: Chief Executive Officer

                                   /s/   Warren G. Lichtenstein
                                   -----------------------------------
                                   WARREN G. LICHTENSTEIN

                                   WEBFINANCIAL CORPORATION

                                   By: /s/   Warren G. Lichtenstein
                                      --------------------------------
                                      Name:  Warren G. Lichtenstein
                                      Title: President & Chief Executive Officer

------------------------------                   -------------------------------
CUSIP No. 245073 10 1                  13D             Page 7 of 7 Pages
------------------------------                   -------------------------------

                                   SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D
----------------------------------------------------------------------------------
Shares of Common Stock               Price Per                         Date of
      Purchased                      Share($)                          Purchase
      ---------                      --------                          --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         7,500                       $2.5400                           10/21/02
         5,000                       $2.5350                           10/30/02
        56,500                       $2.5433                           10/31/02
         5,000                       $2.5220                           11/04/02
         9,000                       $2.4800                           11/05/02
         5,000                       $1.9500                           11/11/02
         5,000                       $2.0300                           11/13/02
        18,500                       $2.0143                           11/20/02
         5,000                       $2.0100                           11/22/02

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                            WEBFINANCIAL CORPORATION
                            ------------------------
                                      None